1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 29, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/04/29

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1	Forecasted Financial Statements for the Year Ended December 31, 2008 and Independent Accountants’ Review Report

Chunghwa Telecom Co., Ltd.

Forecasted Financial Statements for the

Year Ended December 31, 2008 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying forecasted balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2008, and the related forecasted statements of operations, changes in stockholders’ equity and cash flows for the years then ended, all expressed in New Taiwan thousand dollars. These forecasted financial statements present, to the best of the management’s evaluation of the present and the most likely future situations, the Company’s financial position, results of operations and cash flows for the forecast period.

Our review was made in accordance with ROC Financial Auditing Standards No. 19, “Guidelines for Review of Financial Forecasts” and included such procedures as we considered necessary to evaluate both the assumptions used by management and the preparation and presentation of the forecasted financial statements.

In our opinion, the forecasted financial statements referred to above are prepared in conformity with ROC Financial Accounting Standards No. 16, “Guidelines for Preparation and Presentation of Financial Forecasts of Public Companies” and with reasonable underlying management assumptions. A forecast, however, contains uncertainties which may result in differences between the forecasted and actual performances. We have no responsibility to update this report for events and circumstances occurring subsequent to the date of this report.

The historical financial statements of the Company for the years ended December 31, 2007 and 2006 are presented for comparison purposes, which were audited by us in which we have issued a report dated March 18, 2008.

April 19, 2008

Notice to Readers

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEET

DECEMBER 31, 2008

(WITH COMPARATIVE HISTORICAL DATA FOR 2007 AND 2006)

(Amounts in New Taiwan Thousand Dollars)

(Reviewed, Not Audited)

	Forecast		Historical
	December 31, 2008		December 31, 2007		December 31, 2006
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$77,299,003	16	$74,752,564	16	$70,639,453	15
Financial assets at fair value through profit or loss	559,119	—	119,139	—	59,119	—
Available-for-sale financial assets	21,040,881	5	17,818,499	4	6,950,642	2
Held-to-maturity financial assets	—	—	651,192	—	—	—
Trade notes and accounts receivable, net	10,201,451	2	10,470,802	2	12,539,208	3
Receivables from related parties	200,586	—	211,626	—	47,768	—
Other current monetary assets	7,085,000	2	7,089,871	2	5,963,897	1
Inventories, net	2,659,851	1	2,794,131	1	2,180,570	1
Deferred income taxes	911,884	—	186,730	—	56,564	—
Other current assets	1,186,202	—	1,215,116	—	1,015,180	—

Total current assets	121,143,977	26	115,309,670	25	99,452,401	22

LONG-TERM INVESTMENTS
Investments accounted for using equity method	8,895,958	2	4,395,453	1	2,024,981	1
Financial assets carried at cost	2,261,132	1	2,107,318	—	1,941,280	—
Held-to-maturity financial assets	798,257	—	498,257	—	—	—
Other monetary assets	1,000,000	—	1,000,000	—	2,000,000	—

Total long-term investment	12,955,347	3	8,001,028	1	5,966,261	1

PROPERTY, PLANT AND EQUIPMENT
Cost
Land	102,401,888	22	101,340,085	22	100,937,183	22
Land improvements	1,522,009	—	1,475,371	—	1,476,683	—
Buildings	63,526,383	13	62,140,290	13	59,011,713	13
Computer equipment	15,632,756	3	15,365,975	3	15,665,430	3
Telecommunications equipment	648,891,797	138	638,467,018	137	631,808,404	137
Transportation equipment	2,798,115	1	2,854,880	1	3,328,904	1
Miscellaneous equipment	7,595,047	2	7,639,500	2	8,291,689	2

Total cost	842,547,995	179	829,283,119	178	820,520,006	178
Revaluation increment on land	5,822,981	1	5,822,981	1	5,824,381	1

	848,370,976	180	835,106,100	179	826,344,387	179
Less: Accumulated depreciation	545,554,175	116	522,054,190	112	506,729,726	110

	302,816,801	64	313,051,910	67	319,614,661	69
Construction in progress and advances related to acquisitions of equipment	21,450,761	5	16,450,761	4	23,488,441	5

Property, plant and equipment, net	324,267,562	69	329,502,671	71	343,103,102	74

INTANGIBLE ASSETS
3G concession	7,486,089	1	8,234,697	2	8,983,306	2
Patents and computer software, net	366,180	—	337,214	—	208,849	—

Total intangible assets	7,852,269	1	8,571,911	2	9,192,155	2

OTHER ASSETS
Idle assets	928,420	—	927,949	—	928,820	—
Refundable deposits	1,168,561	—	1,306,847	1	1,510,435	1
Deferred income taxes	1,875,396	1	1,186,195	—	514,019	—
Other	239,357	—	427,846	—	316,159	—

Total other assets	4,211,734	1	3,848,837	1	3,269,433	1

TOTAL	$470,430,889	100	$465,234,117	100	$460,983,352	100

	Forecast		Historical
	December 31, 2008		December 31, 2007		December 31, 2006
	Amount	%	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss	$2,987,525	1	$653,214	—	$24,844	—
Trade notes and accounts payable	9,646,556	2	9,879,234	2	9,447,601	2
Payables to related parties	1,941,908	1	1,706,089	1	882,960	—
Income tax payable	11,279,123	2	6,960,504	2	8,527,540	2
Accrued expenses	19,306,314	4	14,957,081	3	18,796,821	4
Current portion of long-term loans	—	—	—	—	300,000	—
Due to stockholders for capital reduction	—	—	9,557,777	2	—	—
Other current liabilities	14,543,429	3	13,882,987	3	13,525,600	3

Total current liabilities	59,704,855	13	57,596,886	13	51,505,366	11

DEFERRED INCOME	1,585,002	—	1,505,150	—	955,419	—

RESERVE FOR LAND VALUE INCREMENTAL TAX	94,986	—	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities	5,888,018	1	3,911,964	1	1,253,701	—
Customers’ deposits	6,279,281	2	6,324,712	1	6,597,003	2
Other	660,200	—	732,711	—	560,319	—

Total other liabilities	12,827,499	3	10,969,387	2	8,411,023	2

Total liabilities	74,212,342	16	70,166,409	15	60,966,794	13

STOCKHOLDERS’ EQUITY
Common capital stock	97,511,867	21	96,678,451	21	96,678,451	21

Preferred stock	—	—	—	—	—	—

Additional paid-in capital:
Capital surplus	198,308,650	42	200,592,390	43	210,260,235	46
Donated capital	13,170	—	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	3	—	3	—	(69)	—

Total additional paid-in capital	198,321,823	42	200,605,563	43	210,273,336	46

Retained earnings:
Legal reserve	52,859,566	11	48,036,210	10	44,037,765	9
Special reserve	2,675,419	1	2,678,723	1	2,680,184	1
Unappropriated earnings	39,893,184	8	48,317,617	10	39,984,454	9

Total retained earnings	95,428,169	20	99,032,550	21	86,702,403	19

Other adjustments
Cumulative translation adjustments	(1,980)	—	(1,980)	—	(3,304)	—
Unrecognized net loss of pension	(90)	—	(90)	—	—	—
Unrealized gain on financial instruments	(864,442)	—	37,508	—	541,072	—
Unrealized revaluation increment	5,823,200	1	5,823,200	1	5,824,600	1
Treasury stocks	—	—	(7,107,494)	(1)	—	—

Total other adjustments	4,956,688	1	(1,248,856)	—	6,362,368	1

Total stockholders’ equity	396,218,547	84	395,067,708	85	400,016,558	87

TOTAL	$470,430,889	100	$465,234,117	100	$460,983,352	100

The accompanying summaries of significant accounting policies and key assumptions are an integral part of the forecasted financial statements.

(With Deloitte & Touche review report dated April 19, 2008)

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

(WITH COMPARATIVE HISTORICAL DATA FOR 2007 AND 2006)

(Amounts in New Taiwan Thousand Dollars, Except Basic Net Income Per Share Data)

(Reviewed, Not Audited)

	Forecast		Historical
	2008		2007		2006
	Amount	%	Amount	%	Amount	%
NET REVENUES	$185,001,414	100	$186,328,955	100	$184,386,978	100
OPERATING COSTS	94,313,032	51	94,350,768	51	93,657,871	51

GROSS PROFIT	90,688,382	49	91,978,187	49	90,729,107	49

OPERATING EXPENSES
Marketing	27,261,489	15	25,894,852	14	27,570,880	15
General and administrative	3,198,725	1	3,264,693	2	3,439,596	2
Research and development	3,416,235	2	3,155,768	1	3,414,624	2

Total operating expenses	33,876,449	18	32,315,313	17	34,425,100	19

INCOME FROM OPERATIONS	56,811,933	31	59,662,874	32	56,304,007	30

NON-OPERATING INCOME AND GAINS
Interest income	1,401,003	1	1,445,003	1	803,642	1
Equity in earnings of equity investees, net	423,802	—	218,429	—	59,726	—
Gain on disposal of financial assets, net	624,427	—	92,495	—	135,242	—
Gain on disposal of property, plant and equipment	120,364	—	67,316	—	537,058	—
Other	635,674	1	674,780	—	501,988	—

Total non-operating income and gains	3,205,270	2	2,498,023	1	2,037,656	1

NON-OPERATING EXPENSES AND LOSSES
Valuation loss on financial instruments, net	2,158,316	1	584,851	—	20,582	—
Loss on disposal of property, plant and equipment	157,766	—	151,702	—	267,076	—
Foreign exchange loss, net	708,773	1	58,011	—	165,288	—
Loss arising from natural calamities	87,567	—	42,202	—	29,877	—
Valuation loss on inventory	13,859	—	19,165	—	501	—
Interest expenses	862	—	846	—	4,072	—
Other	267,250	—	207,650	—	210,951	—

Total non-operating expenses and losses	3,394,393	2	1,064,427	—	698,347	—

INCOME BEFORE INCOME TAX	56,622,810	31	61,096,470	33	57,643,316	31
INCOME TAX	13,023,246	7	12,847,151	7	12,751,979	7

NET INCOME	$43,599,564	24	$48,249,319	26	$44,891,337	24

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

(WITH COMPARATIVE HISTORICAL DATA FOR 2007 AND 2006)

(Amounts in New Taiwan Thousand Dollars, Except Basic Net Income Per Share Data)

(Reviewed, Not Audited)

	Forecast		Historical
	2008		2007		2006
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE
Basic net income per share	$5.81	$4.47	$5.67	$4.48	$5.31	$4.13

Diluted earnings per share	$5.81	$4.47	$5.67	$4.48

The accompanying summaries of significant accounting policies and key assumptions are an integral part of the forecasted financial statements.

(With Deloitte & Touche review report dated April 19, 2008)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

(WITH COMPARATIVE HISTORICAL DATA FOR 2007 AND 2006)

(Amounts in New Taiwan Thousand Dollars, Except Dividend Per Share Data)

(Reviewed, Not Audited)

									Other Adjustments
	Common										Unrealized
	Capital Stock		Preferred Stock		Additional	Retained Earnings			Cumulative	Unrecognized	Gain on	Unrealized		Total
	Shares		Shares		Paid-in	Legal		Unappropriated	Translation	Net Loss of	Financial	Revaluation	Treasury	Stockholders’
	(Thousands)	Amount	(Thousands)	Amount	Capital	Reserve	Special Reserve	Earnings	Adjustments	Pension	Instruments	Increment	Stock	Equity
BALANCE, JANUARY 1, 2006	9,647,725	$96,477,249	—	$—	$214,542,773	$39,272,477	$2,680,184	$48,087,583	$(2,942)	$—	$—	$5,850,864	$—	$406,908,188
Adjustment to initially apply SFAS No. 34	—	—	—	—	—	—	—	—	—	—	51,675	—	—	51,675
Issuance of preferred stock - 2 shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustment of additional paid-in capital from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—	—	—	(26,264)	—	(26,264)
Appropriations of 2005 earnings
Legal reserve	—	—	—	—	—	4,765,288	—	(4,765,288)	—	—	—	—	—	—
Cash dividend - NT$4.3 per share	—	—	—	—	—	—	—	(40,659,617)	—	—	—	—	—	(40,659,617)
Stock dividend - NT$0.2 per share	189,114	1,891,145	—	—	—	—	—	(1,891,145)	—	—	—	—	—	—
Employees’ bonus - cash	—	—	—	—	—	—	—	(230,057)	—	—	—	—	—	(230,057)
Employees’ bonus - dividends	23,006	230,057	—	—	—	—	—	(230,057)	—	—	—	—	—	—
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	(15,337)	—	—	—	—	—	(15,337)
Net income in 2006	—	—	—	—	—	—	—	44,891,337	—	—	—	—	—	44,891,337
Purchase of treasury stock - 192,000 thousand common shares	—	—	—	—	—	—	—	—	—	—	—	—	(11,392,333)	(11,392,333)
Cancellation of treasury stock - 192,000 thousand common shares	(192,000)	(1,920,000)	—	—	(4,269,368)	—	—	(5,202,965)	—	—	—	—	11,392,333	—
Unrealized gain on financial instruments in investees	—	—	—	—	—	—	—	—	—	—	18	—	—	18
Equity adjustments in investees	—	—	—	—	(69)	—	—	—	—	—	—	—	—	(69)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	(362)	—	—	—	—	(362)
Unrealized gain or loss on financial instruments	—	—	—	—	—	—	—	—	—	—	489,379	—	—	489,379

BALANCE, DECEMBER 31, 2006	9,667,845	96,678,451	—	—	210,273,336	44,037,765	2,680,184	39,984,454	(3,304)	—	541,072	5,824,600	—	400,016,558
Adjustment of additional paid-in capital from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—	—	—	(1,400)	—	(1,400)
Appropriations of 2006 earnings
Legal reserve	—	—	—	—	—	3,998,445	—	(3,998,445)	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	(1,461)	1,461	—	—	—	—	—	—
Cash dividend - NT$3.58 per share	—	—	—	—	—	—	—	(34,610,885)	—	—	—	—	—	(34,610,885)
Employees’ bonus - cash	—	—	—	—	—	—	—	(1,256,619)	—	—	—	—	—	(1,256,619)
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	(35,904)	—	—	—	—	—	(35,904)
Capital surplus transferred to capital stock	966,785	9,667,845	—	—	(9,667,845)	—	—	—	—	—	—	—	—	—
Capital reduction	(966,785)	(9,667,845)	—	—	—	—	—	—	—	—	—	—	110,068	(9,557,777)
Net income in 2007	—	—	—	—	—	—	—	48,249,319	—	—	—	—	—	48,249,319
Unrealized gain on financial instruments in investees	—	—	—	—	—	—	—	—	—	—	2,258	—	—	2,258
Equity adjustments in investees	—	—	—	—	72	—	—	(15,764)	—	—	—	—	—	(15,692)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	1,324	—	—	—	—	1,324

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

(WITH COMPARATIVE HISTORICAL DATA FOR 2007 AND 2006)

(Amounts in New Taiwan Thousand Dollars, Except Dividend Per Share Data)

(Reviewed, Not Audited)

									Other Adjustments
	Common										Unrealized
	Capital Stock		Preferred Stock		Additional	Retained Earnings			Cumulative	Unrecognized	Gain on	Unrealized		Total
	Shares		Shares		Paid-in	Legal	Special	Unappropriated	Translation	Net Loss of	Financial	Revaluation	Treasury	Stockholders’
	(Thousands)	Amount	(Thousands)	Amount	Capital	Reserve	Reserve	Earnings	Adjustments	Pension	Instruments	Increment	Stock	Equity
Adjustment for unrecognized net loss of pension in investees	—	$—	—	$—	$—	$—	$—	$—	$—	$(90)	$—	$—	$—	$(90)
Purchase of treasury stock - 121,075 thousand common shares	—	—	—	—	—	—	—	—	—	—	—	—	(7,217,562)	(7,217,562)
Unrealized gain or loss on financial instruments	—	—	—	—	—	—	—	—	—	—	(505,822)	—	—	(505,822)

BALANCE, DECEMBER 31, 2007	9,667,845	96,678,451	—	—	200,605,563	48,036,210	2,678,723	48,317,617	(1,980)	(90)	37,508	5,823,200	(7,107,494)	395,067,708
Forecast
Reversal of special reserve according to the Securities and Exchange Law	—	—	—	—	—	—	(3,304)	3,304	—	—	—	—	—	—
Appropriation of 2007 earnings
Legal reserve	—	—	—	—	—	4,823,356	—	(4,823,356)	—	—	—	—	—	—
Cash dividends - $4.24 per share	—	—	—	—	—	—	—	(40,524,974)	—	—	—	—	—	(40,524,974)
Stock dividends - $0.1 per share	95,578	955,778	—	—	—	—	—	(955,778)	—	—	—	—	—	—
Employees’ - bonus cash	—	—	—	—	—	—	—	(978,320)	—	—	—	—	—	(978,320)
Employees’ - bonus stock	97,832	978,320	—	—	—	—	—	(978,320)	—	—	—	—	—	—
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	(43,481)	—	—	—	—	—	(43,481)
Net income in 2008	—	—	—	—	—	—	—	43,599,564	—	—	—	—	—	43,599,564
Cancellation of treasury stock - 110,068 thousand common shares	(110,068)	(1,100,682)	—	—	(2,283,740)	—	—	(3,723,072)	—	—	—	—	7,107,494	—
Unrealized gain or loss on financial instruments	—	—	—	—	—	—	—	—	—	—	(901,950)	—	—	(901,950)

BALANCE, DECEMBER 31, 2008	9,751,187	$97,511,867	—	$—	$198,321,823	$52,859,566	$2,675,419	$39,893,184	$(1,980)	$(90)	$(864,442)	$5,823,200	$—	$396,218,547

The accompanying summaries of significant accounting policies and key assumptions are an integral part of the forecasted financial statements.

(With Deloitte & Touche review report dated April 19, 2008)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

(WITH COMPARATIVE HISTORICAL DATA FOR 2007 AND 2006)

(Amounts in New Taiwan Thousand Dollars)

(Reviewed, Not Audited)

	Forecast	Historical
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$43,599,564	$48,249,319	$44,891,337
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment loss on long-lived assets	—	22,000	—
Provision for doubtful accounts	806,403	595,563	616,760
Depreciation and amortization	38,500,000	39,657,560	41,009,679
Amortization of discount of financial assets	(1,509)	(183)	—
Gain on sale of financial assets, net	(624,427)	(92,495)	(135,242)
Valuation loss of financial instruments, net	2,158,316	584,851	20,582
Valuation loss on inventory	13,859	19,165	501
Loss (gain) on disposal of property, plant and equipment, net	37,402	84,386	(269,982)
Equity in earnings of equity investees	(423,802)	(218,429)	(59,726)
Dividends received from equity investees	260,790	107,106	42,331
Deferred income taxes	(1,414,355)	(802,342)	1,836,682
Other	—	(2,410)	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(98,220)	(308,132)	(51,775)
Trade notes and accounts receivable	(537,052)	1,476,200	(392,583)
Receivables from related parties	11,040	(163,858)	22,392
Other current monetary assets	4,871	(122,731)	(251,697)
Inventories	120,421	(303,017)	578,822
Other current assets	28,914	(199,936)	231,856
Increase (decrease) in:
Trade notes and accounts payable	(232,678)	460,501	(1,400,518)
Payables to related parties	235,819	631,713	(26,643)
Income tax payable	4,318,619	(1,567,036)	8,510,990
Accrued expenses	4,349,233	(3,839,740)	3,356,412
Other current liabilities	660,442	(205,140)	374,053
Deferred income	79,852	549,731	636,891
Accrued pension liabilities	1,976,054	2,658,263	1,253,701

Net cash provided by operating activities	93,829,556	87,270,909	100,794,823

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of financial assets at fair value through profit or loss	—	—	473,666
Acquisition of available-for-sale financial assets	(7,108,996)	(22,694,362)	(4,149,141)
Proceeds from disposal of available-for-sale financial assets	3,134,664	11,735,207	12,000,064
Acquisitions of held-to-maturity financial assets	(298,491)	(1,198,301)	—
Proceeds from disposal of held-for-maturity financial assets	651,192	49,035	—
Acquisitions of financial assets carried at cost	(200,000)	(188,038)	(75,000)
Proceeds from disposal of financial assets carried at cost	354,848	—	—
Acquisition of investments accounted for by equity method	(4,337,493)	(2,268,939)	(483,061)
Acquisitions of property, plant and equipment	(32,594,236)	(24,909,861)	(27,675,950)
Proceeds from disposal of property, plant and equipment	287,402	106,195	778,842

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

(WITH COMPARATIVE HISTORICAL DATA FOR 2007 AND 2006)

(Amounts in New Taiwan Thousand Dollars)

(Reviewed, Not Audited)

	Forecast	Historical
	2008	2007	2006
Increase in intangible assets	$(275,817)	$(272,784)	$(170,564)
Decrease in other assets	326,304	39,447	102,890

Net cash used in investing activities	(40,060,623)	(39,602,401)	(19,198,254)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term loans	—	(300,000)	(200,000)
Decrease in customers’ deposits	(45,431)	(306,819)	(703,474)
Increase (decrease) in other liabilities	(72,511)	172,392	353,034
Cash dividends paid	(40,524,974)	(34,610,885)	(40,659,617)
Remuneration to board of directors and supervisors and bonus to employees	(1,021,801)	(1,292,523)	(245,394)
Decrease in due to stockholders for capital reduction	(9,557,777)	—	—
Purchase of treasury stock	—	(7,217,562)	(11,392,333)

Net cash used in financing activities	(51,222,494)	(43,555,397)	(52,847,784)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,546,439	4,113,111	28,748,785
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	74,752,564	70,639,453	41,890,668

CASH AND CASH EQUIVALENTS, END OF YEAR	$77,299,003	$74,752,564	$70,639,453

SUPPLEMENTAL INFORMATION
Interest paid	$862	$846	$4,072

Income tax paid	$14,412,154	$15,216,529	$1,286,964

NON-CASH INVESTING ACTIVITIES
Reclassified from other noncurrent monetary assets to other current monetary assets	$—	$1,000,000	$—

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$—	$—	$300,000

Reclassified from common capital stock to due to stockholders for capital reduction	$—	$9,557,777	$—

The accompanying summaries of significant accounting policies and key assumptions are an integral part of the forecasted financial statements.

(With Deloitte & Touche review report dated April 19, 2008)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND

BASIC ASSUMPTIONS ON FINANCIAL FORECAST

FOR THE YEAR ENDED DECEMBER 31, 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

(Reviewed, Not Audited)

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) voluntarily publishes its financial forecasts, to provide investors with information on future operations. On April 16, 2008, the Company completed the preparation of its forecasted financial statements for the year ending December 31, 2008 (hereinafter, “2008”) based on the management’s best assumption, estimates and evaluation of future operations. The basic assumptions stated herein are those that management considers are material to affect the forecasted financial statements. There will usually be differences between the forecasted and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

The historical data for the years ended December 31, 2007 and 2006 were excerpted from audited financial statements. Those financial data are presented for comparison and reference purposes.

The significant accounting policies and key assumptions of the forecasted financial statements are summarized as follows:

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to in cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losts control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchases or sales of financial assets are accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Sales prices are determined using fair value taking into account related sales discounts and quantity discounts agreed to by the Company and its customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Investments Accounted for Using Equity Method

Investments in companies where in the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company does not have substantial control over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from the Company to equity method investees are eliminated if the Company has substantial control over these equity investees. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortize and instead shall be tested for impairment annually. When an indication of impairment is identified, the goodwill shall be tested for impairment as well.

If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be allocated as pro rata reduction of noncurrent assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values that cannot be reliably measured are measured at their original cost, such as non-publicly traded stocks. If there is objective evidence which indicates that a financial assets is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

An impairment loss on a revalued asset is charged to “unrealized revaluation of land” under equity to the extent available, with the balance recognized as a loss.

If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation of land”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 6 to 10 years; telecommunication equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

Intangible Assets

3G Concession is amortized upon the MOTC granted the license of using the straight-line method over the shorter of the legal useful life or estimated useful life. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3-20 years.

Effective January 1, 2007, the Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract bundled with the handsets.

Treasury Stock

Cost of treasury stock is shown as a deduction to stockholders’ equity. Treasury stock is recorded and is shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the accounts of common stock and treasury stock are reversed out based on the number of shares registered to be cancelled. The account of additional paid-in capital is adjusted for the difference of the repurchase price and the par value of common stock. If capital surplus is not enough for debiting purposes, the difference is debited to unappropriated retained earnings.

Income Tax

The Company applies intra-period and inter-period allocations for its income tax, whereby (1) a portion of current income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

Hedged items are recognized as follows:

a.	The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss.

b.	The gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be currently recognized in earnings.

Reclassifications

Certain accounts in the financial statements as of and for the year ended December 31, 2006 and 2007 have been reclassified to conform to the presentation of the financial statements as of and for the year ended December 31, 2008.

2.	REASON AND EFFECT OF THE CHANGES OF ACCOUNTING PRINCIPLE

a.	In March 2007, the ARDF issued an interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings beginning January 1, 2008. The adoption of this interpretation resulted in a decrease of NT$1,096,107 thousand in net income and a decrease in basic earnings per share after income tax of NT$0.11 for the year ended, 2008.

b.	On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments,” (“SFAS No. 34”) and No. 36, “Disclosure and Presentation for Financial Instruments” (“SFAS No. 36”), and related revisions of previously released SFASs.

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as available-for-sale financial assets were recognized as adjustments to stockholders’ equity.

3.	SUMMARY OF SIGNIFICANT BASIC ASSUMPTIONS

Revenues

The 2008 revenues will decrease by 0.7%, as compared with those of 2007, based on change of competitive environment, forecasted pricing rate adjustment, services growth rate, and changes of government regulations. The revenues for 2008 as compared with those of 2007 are summarized as follows:

	2008 Forecast	2007 Actual
Cellular service revenues	$73,814,000	$73,644,445
Local service revenues	35,303,111	35,746,903
Leased line service revenues	27,383,923	27,661,639
Internet and data service revenues	20,368,428	19,953,562
International long distance call service revenues	14,494,153	14,753,019
Domestic long distance call service revenues	8,152,250	9,095,006
Other revenues	5,485,549	5,474,381

	$185,001,414	$186,328,955

The service revenues estimation are as follow:

a.	Cellular service revenues

Based on influence of market demand, the Company’s market share, subscriber’s growth rate, and third generation service development, the cellular subscribers is expected to be 8,844 thousands in 2008 which will increase 1.7% as compared with those in 2007. The revenues increasing based on the above operation measurement as well as future on-going promotions to increase traffic volume and impetus to value-added services to increase revenue are largely offset by opening of the voice over internet protocol (“VoIP”) 070 service and tariff reduction of GSM; therefore, the revenues are expected to increase 0.2% for 2008 as compared to 2007.

b.	Local service revenues

Due to the near saturation of telecom market, fixed-to-mobile substitution and migration to VoIP cellular service, the number of local service subscribers is expected to be 12,802 thousand in 2008 which will decrease 1.2% as compared to 2007. The traffic volume is expected to be 15,710 million minutes, which will decrease by 9% as compared to 2007. Based on the above operational estimate as well as pricing rate adjustments and effect of government law changes, the revenues are expected to decrease by 1.2% for 2008 as compared to 2007.

c.	Leased line service revenues

Based on boosting demand for wireless and broadband usage, the Company utmost promotions on broadband ADSL and FTTB, the broadband subscribers is expected to be 4,502 thousand in 2008 which will increase 5.9% as compared with those in 2007. Base on the above operational estimates as well as future pricing rate adjustments and decrease in demand of the leased line, the revenues are expected to decrease by 1.0% for 2008 as compared to 2007.

d.	Internet and data service revenues

Wireless and broadband usage in recent years has slowly increased the number of broadband ADSL subscribers due to the narrowband migration to broadband. Therefore, the number of HiNet subscribers is expected to be 4,160 thousand including 3,659 thousands of broadband subscribers in 2008 which will increase by 1.9% as compared with those of 2007. Based on the above operational estimate as well as future pricing rate adjustments, the revenues are expected to increase by 2.1% for 2008 as compared to 2007.

e.	International long distance call service revenues

Based on the Company’s market share, subscriber run off rate, the influence of VoIP and which growth rate of the wholesale minutes, the traffic volume is estimated at 2,374 million minutes for 2008 will gradually increase by 4.8% as compared to 2007. Based on the above operational estimate as well as future several promotional rates and future international pricing decrease, the revenues are expected to decrease by 1.8% for 2008 as compared to 2007.

f.	Domestic long distance call service revenues

Domestic long distance call traffic volume has gradually decreased every year due to continued traffic migration to cellular services, and VoIP. Therefore the traffic volume is estimated at 3,873 million minutes for 2008 which is a decrease of 10.5% as compared to 2007. Based on the above operational estimate as well as future several promotional rates, the revenues are expected to decrease by 10.4% for 2008 as compared to 2007.

g.	Other revenues

Due to the consideration of the variation of revenue from billing handling service revenues, revenues generate from customer-made projects and cellular service, revitalization of assets in recent years, the revenues are expected to increase by 0.2% for 2008 as compared to 2007.

Cost of Services and Operating Expenses

The cost of services and operating expenses are estimated based on historical experience and assumptions of achieving high quality services, operating efficiency and cost control.

The cost of services and operating expenses is expected to be $128,189,481 thousand for 2008, an increase of 1.2%, as compared to 2007 of $126,666,081 thousand. The main assumptions for cost of services and operating expenses are as follows:

a.	Personnel expense

The employees are expected to be approximately 25,336 in 2008, a increase of 1,198 as compared to 2007 of 24,138. The cost of services and personnel expenses in operating expenses are expected to be approximately $38,850,163 thousand for 2008, an decrease of $1,048,861 thousand, or 2.6%, as compared to 2007 of $39,899,024 thousand. The main components of personnel expenses are as follows:

1)	Wages, overtime payment and subsidies

Followed by the rules of “Standard of Operation Budgeting” set by the Company, the expected amount of wages, overtime payment and subsidies are $18,787,888 thousand, $1,809,374 thousand and $288,919 thousand for 2008, respectively.

2)	Bonus

The bonus for 2008 is $11,391,287 thousand, and comprises as follows:

Performance bonus: The performance bonus is calculated to be approximately $4,203,298 thousand for 2008, based on 2.6 months of the employee’s wages, which will be disbursed to employees upon the actual performance.

Non-leave bonus: Based on 0.4 month of employee’s wages of approximately $646,661 thousand.

Performance-based bonus: The performance-based bonus is calculated to be approximately $2,424,980 thousand for 2008, based on 1.5 months of the employee’s wages.

Other bonus: The other bonus includes bonus of the Spring Festival, the Dragon Boat Festival, the and Moon Festival, which is based on 1.6 months of the employee’s wages, examination bonus, bonus of the model employees and employees’ bonus calculating according to the Company’s Article of Incorporation. Total aforementioned bonuses are calculated to be approximately $4,116,348 thousand for 2008.

3)	Pension

The pension cost is estimated according to the actuarial report and the pension cost for 2008 is expected to be $2,748,071 thousand. The actuarial assumptions used in determining pension cost are as follows: Discount rate used in determining present value: 2.5%; rate of compensation increase: 1.5%; rate of return on plan assets: 2.75%.

4)	Welfare expenses

The Company plans to pay a portion of the employee’s labor and health insurance premiums, welfare fee, and compensations to employees who do not take their entitled holidays of approximately $3,244,024 thousand for 2008.

b.	Other expenses

Other expenses for 2008 are estimated based on changes in the domestic and foreign market environment. The related expenses for 2008 will fluctuate with the revenue as operations increase as follows:

1)	Depreciation expense: Depreciation expense is estimated based on the amount of capital expenditures and the asset’s estimated useful life of $37,504,541 thousand.

2)	Internet interconnection fee: Internet interconnection fee is estimated to pay other telecommunication providers in domestic and overseas of $13,909,470 thousand.

3)	Taxes and levies expense: Taxes and levies expense is estimated based on payment of operating building, office building and motor room tax of $1,363,007 thousand.

4)	Maintenance and repair expense: Maintenance and repair expense is estimated based on the maintenance and repair of telecommunication equipment payment of $5,948,021 thousand.

5)	Material usage expense: Material usage expense is estimated based on usage of material for telecommunication equipment of $3,645,864 thousand.

6)	Promotion and advertising expense: Printing, binding and advertising expense is estimated based on promotion for each service, commission fees, and handset subsidies of $9,144,000 thousand.

7)	License expense: License expense is based on the estimated of frequency usage set by the Director of Telecommunication and base on 0.5% to 2.0% of operating revenue of $3,092,993 thousand.

8)	Lease expense: Lease expense is estimated based on the lease of international telecommunication equipment, international digital circuit and other telecommunication equipment of $2,607,272 thousand.

9)	Agency expense: Agency expense is estimated based on payment to agency’s commission of $1,346,471 thousand.

10)	Water and electricity expense: Water and electricity expense is estimated based on quantity of the usage of telecommunication equipment and office building of $2,771,537 thousand.

11)	Allowance of doubtful receivables: Allowance for doubtful receivables is estimated based on collectibility of receivables for each service of $806,403 thousand.

Long-term Investments and Investment Income/(Loss)

As of March 31, 2008, the Company has investment as follows: Investments accounted for using equity method, Light Era Development Co., Ltd., Chunghwa System Integration Co., Ltd., Chunghwa Telecom Global, Inc., Donghwa Telecom Co., Ltd., Chunghwa International Yellow Pages Co., Ltd., New Prospect Investments Holdings Ltd., Prime Asia Investments Group Ltd., CHIEF Telecom Inc., Spring House Entertainment Inc., Chunghwa Investment Co., Ltd., Taiwan International Standard Electronics Co., Ltd., KingWay Technology Co., Ltd., ELTA Technology Co., Ltd., Senao International Co., Ltd., Skysoft Co., Ltd.; financial assets carried at cost such as Taipei Financial Center, Global Mobile Corp., RPTI International, iD Branding Ventures, Essence Technology Solution, Inc., and Industrial Bank of Taiwan II Venture Capital Co., Ltd.; held-to-maturity financial assets such as mutual funds and collateralized loan obligation, other monetary assets such as Piping Fund. The total investments are estimated to be $12,955,347 thousand at December 31, 2008. For the three months ended March 31, 2008, the Company has investment Light Era Development Co., Ltd., Spring House Entertainment, KingWay Technology Co., Ltd., and Industrial Bank of Taiwan II Venture Capital Co., Ltd., for 3,000,000 thousand, 39,800 thousand, 71,770 thousand and 200,000 thousand, respectively.

The Company will continue to pursue alliances which are complementary to its business and other strategic goals. The main investment in the future will be aimed at cellular and internet valued-added services.

The equity in net income of unconsolidated companies for 2008 is as follows:

Equity Investees	Percentage of Ownership (%)	Investment Income/ (Loss)
Light Era Development Co., Ltd.	100	$(36,218)
Chunghwa System Integration Co., Ltd.	100	73,650
Chunghwa Telecom Global, Inc.	100	11,698
Donghwa Telecom Co., Ltd.	100	6,090
Chunghwa International Yellow Pages Co., Ltd.	100	31,780
New Prospect Investments Holdings Ltd.	100	—
Prime Asia Investments Group Ltd.	100	—
CHIEF Telecom Inc.	69	24,293
Spring House Entertainment Inc.	56	26,073

(Continued)

Equity Investees	Percentage of Ownership (%)	Investment Income/ (Loss)
Chunghwa Investment Co., Ltd.	49	$12,397
Taiwan International Standard Electronics Co., Ltd.	40	4,800
KingWay Technology Co., Ltd.	33	13,360
ELTA Technology Co., Ltd.	32	8,846
Senao International Co., Ltd.	31	243,854
Skysoft Co., Ltd.	30	3,179

Total		$423,802

(Concluded)

The investment income from the equity accounted investees is based on their future estimated operation multiplied by the estimated percentage of ownership. However, the investment income (loss) recognized does not reach over 20% of the Company’s income before income tax, therefore the Company recognized the investment income from the equity accounted investees based on unaudited financial statements.

Property, Plant and Equipment

The property, plant and equipment is expected to increase by $32,594,236 thousand in 2008, based on the demand for each service division and the ability of the Company’s financial status, as follows:

Amount
Land	$1,695,500
Land improvements	56,150
Buildings	1,781,500
Computer equipment	2,185,415
Telecommunications equipment	26,350,059
Transportation equipment	141,665
Miscellaneous equipment	383,947

$32,594,236

Stockholder’s Equity

Under the Company’s Article of Incorporation, Chunghwa’s authorized capital is $120,000,000,020 (common stock $120,000,000,000 and preferred stock $20). The board of directors have authority to issue the preferred shares, which are issued and approved by the board of directors on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following: From 2% to 5% of distributable earnings shall be distributed to employees as employee bonus and no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization. During the year of privatization, the distributable earnings are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting. Cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

The Company’s appropriation in 2008 for the earnings of 2007 is as follows:

Amount
Legal reserve	$4,823,356
Cash dividends - $4.24 per share	40,524,974
Stock dividends - $0.1 per share	955,778
Employee bonus - cash	978,320
Employee bonus - stock	978,320
Remuneration to board of directors and supervisors	43,481

$48,304,229

The above appropriation is pending for proposing by board of directors and approving by stockholders.

For 2008, the accrual amounts for bonus to employees and remuneration to directors and supervisors, representing 3.37% and 0.2% of net income was after deducting 10% legal reserve, were accrued based on past experiences.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resoluted in the shareholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Earnings Per Share

	Amount (Numerator)
			Weighted- Average Number of	Net Income Per Share (Dollars)
	Income Before Income Tax	Net Income	Common Shares Outstanding (Denominator)	Income Before Income Tax	Net Income
Year ended December 31, 2008

Forecasted net income
Forecasted basic net income per share	$56,622,810	$43,599,564	9,751,187	$5.81	$4.47

Forecasted diluted net income per share	$56,615,871	$43,592,625	9,751,187	$5.81	$4.47

Year ended December 31, 2007

Net income
Basic earnings per share	$61,096,470	$48,249,319	10,771,215	$5.67	$4.48

Diluted earnings per share	$61,088,371	$48,241,220	10,771,215	$5.67	$4.48

Year ended December 31, 2006

Net income
Basic net income per share	$57,643,316	$44,891,337	10,864,331	$5.31	$4.13

Income Tax

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate and income tax payable for 2008 is as follows:

Amount
Income tax expense computed at statutory income tax rate of 25%	$14,155,693
Add (deduct) tax effects of:
Permanent differences	(383,701)
Timing differences	1,619,618
Investment tax credits	(1,176,210)

Income tax payable	$14,215,400

b.	Income tax expense for 2008 consists of the following:

Amount
Income tax payable	$14,215,400
Income tax – separated	222,201
Income tax – deferred	(1,414,355)

Income tax	$13,023,246

Sensitivity Analysis

The basic assumptions of sensitivity analysis for 2008 are as follows:

a.	In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations are made biweekly starting from September 20, 2007 which are 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US$ at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa is required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate is above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract will be terminated at that time.

According to the provisions of the contract, Chunghwa deposited US$3 million with Goldman (included in “other monetary assets-current”) with annual yield rate of 8%. As of March 31, 2008 and December 31, 2008, there are 247 and 227 outstanding valuation periods, respectively.

The Company simulates the foreign currency derivative contract on mark-to-market fair value and cash flow for each valuation period on difference NT dollar/US dollar exchange rate as of March 31, 2008.

Simulation as follows:

1)	Mark to market value: The Company simulated spot rate between 27.5 and 32.7 (total 13 situations), the foreign currency derivative contract mark to market value as follows:

NT$/US$ spot exchange rate	27.50	28.00	28.50	29.00	29.50	30.00	30.405	(base point)
Estimated mark-to-market fair value (in NT$100 million)	(69.80)	(62.23)	(60.53)	(48.39)	(42.02)	(35.81)	(30.75)

NT$/US$ spot exchange rate	30.50	31.00	31.50	32.00	32.50	32.70
Estimated mark-to-market fair value (in NT$100 million)	(29.53)	(22.61)	(16.99)	(8.12)	(3.45)	—

2)	Cash flow simulation: The Company simulated the estimated cash flow for each settlement date if the spot exchange rate for NT dollar per US dollar stated on that day (March 31, 2008) were between 27.5 and 32.7. The simulation results are showed as follows:

NT$/US$ spot exchange rate	27.50	28.00	28.50	29.00	29.50	30.00	30.405	(base point)
Estimated cash inflow (outflow) for each period (in NT$100 million)	(0.16)	(0.14)	(0.12)	(0.10)	(0.08)	(0.06)	(0.04)

NT$/US$ spot exchange rate	30.50	31.00	31.50	32.00	32.50	32.70
Estimated cash inflow (outflow) for each period (in NT$100 million)	(0.04)	(0.02)	0.03	0.04	0.05	—

b.	Changes in foreign exchange rate

Exchange rate of New Taiwan dollars against U.S. dollars		30.4:1
Total foreign currency revenues	US$	111,950 thousand
Total foreign currency expenditures	US$	200,184 thousand

One dollar appreciation or depreciation of New Taiwan Dollars will effect income before income tax by an increase or decrease of $88,234 thousand, respectively.

c.	Changes in pricing rate

Increase or decrease in pricing rate of 1% will effect the revenues for 2008 by an increase or decrease of approximately $1,818,977 thousand, respectively, provided that other assumptions remain constant.

d.	Changes in interest rate

Increase or decrease in interest rate of 0.25% will effect the interest income for 2008 by an increase or decrease of approximately $159,124 thousand, respectively.

4.	FORECASTED QUARTERLY OPERATING RESULTS FOR 2008

	Actual (Reviewed)	Forecast
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Revenues	$46,726,020	$45,485,617	$46,464,947	$46,324,830	$185,001,414
Operating costs	23,231,728	23,506,099	23,836,911	23,738,294	94,313,032

Gross profit	$23,494,292	$21,979,518	$22,628,036	$22,586,536	$90,688,382

Income before income tax	$14,092,163	$14,405,527	$14,570,866	$13,554,254	$56,622,810

5.	ACHIEVEMENT OF 2007 FORECAST

On April 13, 2007, the Company completed the preparation of its forecasted financial statements for the year ended December 31, 2007 and the auditor’s review report was issued by Deloitte & Touch on April 14, 2007. Certain accounts of actual and forecast amounts in the financial statements for the year of 2007 have been reclassified to confirm to the presentation of the financial statement for 2008.

The achievement of 2007 forecast is as follows:

	2007
	Forecasted	Actual (Audited)	Achievement (%)
Revenues	$182,224,588	$186,328,955	102.3
Operating costs	92,172,534	94,350,768	102.4

Gross profit	90,052,054	91,978,187	102.1
Operating expenses	35,156,172	32,315,313	91.9

Income from operating	54,895,882	59,662,874	108.7
Other income	2,009,211	2,498,023	124.3
Other expenses	567,775	1,064,427	187.5

Income before income tax	56,337,318	61,096,470	108.4
Income tax	11,887,119	12,847,151	108.1

Net income	$44,450,199	$48,249,319	108.5

The difference between actual and forecasted income before income tax did not reach 20%.

6.	ACHIEVEMENT OF 2008 FORECAST

The achievement of the 2008 forecast as of the first quarter of 2008 is as follows:

	2008 Forecasted	Actual 2008 First Quarter (Reviewed)	Achievement (%)
Revenues	$185,001,414	$46,726,020	25.3
Operating costs	94,313,032	23,231,728	24.6

Gross profit	90,688,382	23,494,292	25.9
Operating expenses	33,876,449	7,445,281	22.0

Income from operating	56,811,933	16,049,011	28.2
Other income	3,205,270	984,345	30.7
Other expenses	3,394,393	2,941,193	86.6

Income before income tax	56,622,810	14,092,163	24.9
Income tax	13,023,246	3,376,055	25.9

Net income	$43,599,564	$10,716,108	24.6